FIRST AMENDMENT

TO

EMPLOYMENT CONTRACT

WHEREAS, SUN LINE (MACAO COMMERCIAL OFFSHORE) CO. LIMITED (“Company”) has entered into an employment agreement (the “Agreement”) with CHIN HIEN TAN (“Executive”), dated January 14, 2011;

WHEREAS, the Company is an indirect wholly-owned subsidiary of Plastec Technologies, Ltd. (“Plastec”);

WHEREAS, Executive has been serving as Chief Operating Officer of Plastec since December 16, 2010 on terms set forth in an employment contract between Executive and Sun Line Industrial Limited (“Sun Line”), another wholly owned indirect subsidiary of Plastec, which was amended on December 16, 2010 to provide for Executive’s services as Chief Operating Officer of Plastec;

WHEREAS, Executive and Sun Line have mutually agreed to terminate the employment contract between them;

WHEREAS, Company and Executive desire to amend the Agreement to cover the Executive’s position as Chief Operating Officer of Plastec on like terms as those contained in the employment contract between Executive and Sun Line upon the latter’s termination;

NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein and the performance of each and without prejudice to the generality of the Agreement, the parties hereby agree to amend and supplement the Agreement as follows:

1.	Section 1, relating to “Position,” is hereby deleted in its entirety and replaced with the following:

1. Position:	Executive shall serve as Sales Manager of the Company. The Executive will also serve as Chief Operating Officer of Plastec and such other positions as now or hereafter held with other subsidiaries of Plastec. Executive hereby agrees to devote his full business time, attention and efforts to promote and further the business of Plastec and its subsidiaries, including the Company (collectively, the “Plastec Group”), and not to be engaged in any other business activity pursued for gain, profit or other pecuniary advantage without the prior written consent of the Board of Directors of Plastec (the “Board”).

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2.	Section 5, relating to “Salary”, is hereby amended by replacing the figure MOP$51,500 by MOP82,400.

3.	Section 14 to 16, relating to “Termination”, are hereby supplemented by insertion of new a Section 16.1 as follows:

16.1. Termination:	This Agreement can be terminated earlier than its usual expiry in circumstances as provided herein:

(a) Death. The death of Executive shall immediately terminate this Agreement.

(b) Disability. If, as a result of Executive’s incapacity due to physical or mental illness, Executive shall not have performed his duties hereunder on a full-time basis for ninety (90) days or more in any one hundred twenty (120) day period, Executive’s employment under this Agreement may be terminated by the Company upon thirty (30) days written notice if Executive is unable to resume his full time duties at the conclusion of such notice period.

(c) Termination by the Company.

(i) For Cause. The Company may terminate this Agreement immediately upon written notice to Executive for cause, which shall be: (1) Executive’s conviction of, or plea of nolo contendere to, a felony or other crime involving moral turpitude; (2) Executive’s breach of any fiduciary duty owed to Company or Plastec or their affiliates, or breach of the provisions of Section 20 or Section 22 hereof, (3) any other material breach by Executive of this Agreement that is not cured within ten (10) days of written notice to Executive, or (4) Executive’s commission of (A) any act of willful dishonesty or fraud, (B) any act of embezzlement or other misappropriation of Company assets, or (C) gross negligence or intentional nonperformance of duties, so long as such breach or matter is not corrected or cured to the Company’s reasonable satisfaction within ten (10) days of notice to Executive thereof.

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(ii) Without Cause. In addition to the provisions of Section 16.1(c)(i), Company may, at any time, terminate this Agreement upon giving ninety (90) days’ written notice to Executive, if such termination is approved by a majority of the Board.

(d) Termination by Executive. Executive may terminate this Agreement (A) for cause immediately upon giving written notice to Company for cause in the event of (1) a material breach by Company of the terms of this Agreement, (2) the duties with which the Board has assigned Executive are no longer commensurate with his position as the Sales Manager of Company or Chief Operating Officer of Plastec in tandem with other positions/offices incidental thereto, or (3) a material change in the aggregate benefits provided to Executive (other than reductions in benefits which apply to all employees of Company, generally); or (B) without cause, at any time, upon giving ninety (90) days’ written notice to the Company.

(e) Payment Through Termination. Upon termination of this Agreement (A) for reasons specified in Section 16.1(a) or (b) or by Company for cause pursuant to Section 16.1(c)(i) or by Executive without cause pursuant to Section 16.1(d)(B), Executive (or Executive’s estate, as applicable) shall be entitled to receive all benefits and reimbursements accrued right up to and due through the effective date of termination and all other rights and obligations under this Agreement shall cease as of the effective date of termination; (B) by Company without cause pursuant to Section 16.1(c)(ii) or by Executive for cause pursuant to Section 16.1(d)(A), aside from entitling to receive all benefits and reimbursements accrued right up to and due through the effective date of termination, Executive shall nevertheless be entitled to receive all applicable compensation and benefits (including bonuses and such other executive perquisites) which would have been accrued to him with respect to the unexpired term of this Agreement as if his employment had never been terminated prematurely. In any event, Executive’s obligations under Sections 20 to 22 shall survive termination in accordance with their terms.

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4.	The Agreement is hereby amended to add the following new Section 20:

20. Non-Competition:	(a) Executive shall not during the period of his employment by Company and for a continuous period of 1 year after cessation of his employment with Company for whatever reason, for himself or on behalf of, or in conjunction with, any other person, persons, company, partnership, limited liability company, corporation or business of whatever nature:

(i)	engage (as an officer, director, manager, member, shareholder, owner, partner, joint venturer, trustee, or in a managerial capacity, whether as an employee, independent contractor, agent, consultant or advisor, or as a sales representative) in any entity that designs, researches, develops, markets, sells or licenses products or services that are substantially similar to or competitive with the business of the Plastec Group from time to time or as at the date of cessation of Executive’s employment with Company;

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(ii)	call upon any person who is at that time, or within the preceding twelve (12) months has been, an employee of the Plastec Group, for the purpose, or with the intent, of enticing such employee away from, or out of, the employ of the Plastec Group or for the purpose of hiring such person for Executive or any other person or entity, unless any such person’s employment with respect to the Plastec Group was terminated more than six (6) months prior thereto;

(iii)	call upon any person/entity who is then or has been within one year prior to that time, a customer of the Plastec Group, for the purpose of soliciting or selling products or services in competition with the Plastec Group; or

(iv)	call upon any prospective acquisition or investment candidate, on Executive’s own behalf or on behalf of any other person or entity, which candidate was known by Executive to have, within the previous twelve (12) months, been called upon by the Plastec Group or for which the Plastec Group made an acquisition or investment analysis or contemplated a joint marketing or joint venture arrangement with, for the purpose of acquiring or investing or enticing such entity into a joint marketing or joint venture arrangement.

(b) Because of the difficulty of measuring economic losses to Company and the Plastec Group as a whole as a result of a breach of the foregoing covenant, and because of the immediate and irreparable damage that could be caused to the Company and the Plastec Group as a whole for which it would have no other adequate remedy, Executive agrees that the foregoing covenant may be enforced by Company on its own behalf and on behalf of the Plastec Group in the event of breach by him, by injunctions and restraining orders.

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(c) It is agreed by the parties that the foregoing covenants in this Section 20 impose a reasonable restraint on Executive in light of the activities, business and plans of Company and the Plastec Group as a whole; it is also the intent of Company and Executive that such covenants be construed and enforced in accordance with any change in the activities, business or plans of Company and the Plastec Group as a whole throughout the Term.

(d) The covenants in this Section 20 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant.

(e) All of the covenants in this Section 20 shall be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of Executive against Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of such covenants; provided, however, that the failure to make payments or benefits to Executive under Section 16.1 of this Agreement shall constitute such a defense.

(f) Notwithstanding any of the foregoing, if any applicable law shall reduce the time period during which Executive shall be prohibited from engaging in any competitive activity described in Section 20(a) hereof, the period of time for which Executive shall be prohibited pursuant to Section 20(a) hereof shall be the maximum time permitted by law.

5.	The Agreement is hereby amended to add the following new Section 21:

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21. Return of Property:	At such time, if ever, as Executive’s employment with Company is terminated, he shall be required to participate in an exit interview for the purpose of assuring a proper termination of his employment and his obligations hereunder. On or before the actual date of such termination, Executive shall return to Company all records, materials and other physical objects relating to his employment with Company, including, without limitation, all Company credit cards and access keys and all materials relating to, containing confidential information.

6.	The Agreement is hereby amended to add the following new Section 22:

22. Confidentiality:	Executive shall not (except as authorized) directly or indirectly reveal or disclose by whatever means to any person(s) or corporation(s) any of the trade secrets, confidential operations, processes or dealings or any information or documents concerning the organization, business finances, transactions or affairs of Company and the Plastec Group or any information or documents concerning the activities of their client(s) and any other confidential information which Executive may receive or obtain in relation to their respective affairs acquired during the continuance of Executive employment. Executive shall also keep with complete secrecy all confidential information entrusted to Executive or otherwise came to his knowledge during the term of his employment with Company. Executive shall not use or attempt to use any such information directly or indirectly by any means and in any manner which may likely injure or cause loss, either directly or indirectly, to the Plastec Group and or their businesses. This undertaking on Executive’s part shall continue to apply after the termination of his employment without limit in point of time.

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7.	This First Amendment to the Agreement shall become effective upon its execution on the day and year written in the execution page.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to the Agreement as of 1st June, 2012.

SUN LINE (MACAO COMMERCIAL OFFSHORE) CO. LIMITED

By:	/s/Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Director

EXECUTIVE

By:	/s/Chin Hien Tan
TAN, CHIN HIEN

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